Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
Phone 205 268 1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

November 1, 2013

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:                          Protective Life Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“PLC” or the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) on Form 10-K for the fiscal year ended December 31, 2012 (“Annual Report”) contained in your letter dated October 18, 2013 addressed to Mr. Steven G. Walker.  For your convenience, we have included your comments in bold type along with our responses thereto.

Risk Factors and Cautionary Factors that May Affect Future Results

The Company is highly regulated, is subject to numerous legal restrictions and regulations and is subject to audits, examinations and actions by regulators and law enforcement agencies, page 22

Comment 1:

We have read your response to prior comment one. In response to the last bullet of our comment, you indicate that discontinued use of captives for intercompany reinsurance transactions could have an impact, whether due to early termination fees or manner and extent to which you finance reserves.  Provide us proposed MD&A disclosure to be included in future periodic reports that explains the consequences of the uncertainly regarding continuing your captive strategy, and its expected effects on the Company’s consolidated future operations and financial position. To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification, regarding prospective information that supports your conclusion.  In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

Response 1:

As we disclosed in the “Risk Factors and Cautionary Factors that May Affect Future Results” section of our annual report on Form 10-K and subsequent reports on Form 10-Q, the National Association of Insurance Commissioners (“NAIC”) has established a subgroup to study the use of captives and special purpose vehicles to transfer insurance risk (“captive reinsurance structures”) in relation to existing state laws and regulations.  That subgroup has issued a White Paper that the NAIC Executive Committee/Plenary adopted in July, 2013. The NAIC charged a NAIC working group and two NAIC task forces to review captive transactions and the White Paper recommendations, and this process is underway. In addition, the New York State Department of Financial Services has issued public comments relating to captive transactions.  Based on these developments, we have identified the following uncertainty: “regulatory action that materially adversely affects the Company’s use or materially increases the Company’s cost of using captive reinsurance structures, either retroactively or prospectively, could have a material adverse impact on the Company’s financial condition or results of operations.”  As set forth in our analysis below, we do not believe this known uncertainty is reasonably likely to occur.  Accordingly, under Section 501.02 of the Financial Reporting Codification, we do not believe disclosure about the consequences of this known uncertainty is required or appropriate in our MD&A disclosure.

Management’s Analysis

Captive reinsurance structures are established by life insurance companies under state laws and regulations and are subject to approval by applicable domiciliary state insurance regulators of the ceding company(ies) and the captive reinsurer.  Our captive reinsurance structures were subject to review and approval by the applicable domiciliary states.  Furthermore, each captive is subject to quarterly reporting to its respective domiciliary state, and those states supervise and monitor the captives’ financial condition.  We have not been asked by our regulators to alter our practices or structures.

We monitor regulatory developments relating to life insurance companies’ use of captive reinsurance structures.  We review information published by insurance regulators and the NAIC.  Additionally, through our individual efforts and through our life insurance trade organization, we monitor developments and participate in discussions with insurance regulators and the NAIC on this topic.  We also engage in discussions with our domestic regulators about regulation of captive transactions.  Based on information currently available to us both publicly and through our interactions with insurance regulators and the NAIC, we do not believe the NAIC’s process and view with respect to captive reinsurance structures has developed sufficiently to determine that regulatory action is likely to be taken that will have a material adverse impact on the Company.

Currently, the activity at the NAIC has substantially centered on reviewing and studying the use of captive reinsurance structures under existing laws and regulations in light of concerns that have been expressed by certain parties and entities.  As part of this process, one of the NAIC task forces hired a consultant and recently solicited comments, which are due by November 15th, on the consultant’s initial report. To date, however, the NAIC has not adopted for exposure any proposal for new or changed model laws, regulations or NAIC standards that would materially adversely affect our captive reinsurance structures.  At this time, based on the current status of the NAIC’s process and discussions and the expected state adoption process, we do not believe it is reasonably likely that regulatory action will be taken that will have a material adverse effect on the Company. We note that none of our captive structures contain business written by or reinsured to or from New York regulated companies, and thus we believe that our captive transactions would not be subject to any action taken by New York.

Additionally, the primary focus of discussion by insurance regulators and the NAIC has been on aspects of captive reinsurance structures that the Company does not use or on aspects of those structures that the Company could adjust prospectively without incurring a material adverse impact.  To our knowledge, the significant areas of discussion have been about the types and sufficiency of assets backing policy liabilities or reinsurance credit, and the desire for enhanced disclosure to increase transparency about the transactions.  Based on the discussions to date, the Company does not believe any regulatory actions reasonably likely to be adopted will have a material adverse impact on the Company.

Risk Disclosure

While we do not believe the known uncertainty we have identified is reasonably likely to occur, we continue to believe, based on current information, that the known uncertainty should be disclosed as a risk factor in our

Annual Report on Form 10-K and our subsequent periodic reports on Form 10-Q.  We consider developments as they occur and adjust our risk disclosure accordingly.  We propose to include the following paragraph in our upcoming report on Form 10-Q for the third quarter of 2013:

The Company currently uses, and currently expects to be able to continue using, affiliated captive reinsurance companies in various structures relating to term life insurance and universal life insurance with secondary guarantees, and certain guaranteed benefits relating to variable annuities. However, the NAIC has established a subgroup to study the use of captives and special purpose vehicles to transfer insurance risk in relation to existing state laws and regulations. That subgroup issued a Captives and Special Purpose Vehicles White Paper, which was recently adopted by the NAIC Financial Condition (“E”) Committee and Executive Committee/Plenary. The Financial Condition Committee also adopted an “interim solution for captives” in the form of a new charge for the Financial Analysis Working Group (“FAWG”). FAWG will now be reviewing captive transactions submitted by the states, in a peer review and comment process, while the remaining recommendations in the White Paper are divided among the NAIC Reinsurance (“E”) Task Force and the Principles Based Reserving Implementation (“EX”) Task Force. Also, the Federal Advisory Committee on Insurance (“FACI”) took up the issue of captives at a recent meeting, and a task force was created. Any regulatory action that materially adversely affects the Company’s use or materially increases the Company’s cost of using affiliated captive reinsurers, either retroactively or prospectively, could have a material adverse impact on the Company’s financial condition or results of operations. If the Company were required to discontinue its use of captives for intercompany reinsurance transactions on a retroactive basis, adverse impacts would include early termination fees payable with respect to certain structures, diminished capital position and higher cost of capital. Additionally, finding alternative means to support policy liabilities efficiently is an unknown factor that would be dependent, in part, on future market conditions and the Company’s ability to obtain required regulatory approvals. On a prospective basis, discontinuation of the use of captives could impact the types, amounts and pricing of products offered by the Company’s insurance subsidiaries.

This paragraph will update a similar paragraph found on page 24 of our annual report on Form 10-K for the period ending December 31, 2012, and a similar paragraph found on page 119 of our periodic report on Form 10-Q for the period ending June 30, 2013.

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In connection with our response, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter responds adequately to your request.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker

Steven G. Walker
Senior Vice President, Controller and Chief Accounting Officer